Exhibit 1.01

CONFLICT MINERALS REPORT

Summary of Apple’s Commitment

Apple is deeply committed to upholding human rights and using minerals in its products that do not directly or indirectly finance armed conflict or benefit armed groups. Apple works to safeguard the well-being of people involved in its supply chain and to protect the place where these materials are found. As of December 31, 2017—for the third straight year—100 percent of identified smelters and refiners* in Apple’s supply chain for all applicable products manufactured during calendar year 2017 participated in an independent third-party conflict minerals audit (“Third Party Audit”) program for gold, columbite-tantalite (coltan), cassiterite, wolframite, tantalum, tin, and tungsten (collectively, “conflict minerals”). In 2017, Apple directed its suppliers to remove from its supply chain 10 smelters and refiners not willing to participate in, or complete, a Third Party Audit within given timelines.

Reaching and maintaining 100 percent participation is significant because Apple believes Third Party Audits are the foundation of a strong due diligence program. However, to help end abuses caused by conflict and to protect human rights, further measures beyond Third Party Audits are needed. Apple believes human rights considerations are fundamental. Apple works hard to go beyond basic requirements in order to meet and exceed internationally accepted due diligence standards. The company also takes additional steps to help protect people in its supply chain, with the ultimate goal of improving conditions on the ground in the Democratic Republic of the Congo (“DRC”) and adjoining countries.

Apple’s commitment goes beyond basic requirements in a number of ways. First, while Apple requires its suppliers to ensure that conflict minerals smelters and refiners in its supply chain participate in Third Party Audit programs, it also maintains a strict Supplier Code of Conduct and Supplier Responsibility Standards that pertain to Apple’s partners at all levels. Second, Apple now instructs its suppliers to engage with smelters and refiners in its supply chain to assess and identify a broader range of risks beyond conflict risk. Third, by supporting the expansion of a whistleblowing mechanism, Apple supports initiatives that foster independent, local voices that can raise issues and report abuses at the mine-site level and throughout the supply chain, which Apple believes ultimately will help improve conditions for people living in the DRC and beyond. Finally, Apple annually reviews reported supply chain incidents and public allegations of abuse, potentially linked to certain smelters and refiners in the supply chain, and uses that information to help improve conflict minerals traceability schemes and Third Party Audit programs.

*	250 in total as of December 31, 2017.

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As the African Great Lakes Region faces ongoing challenges to achieve lasting change, Apple believes that all stakeholders—governments, non-governmental organizations, industries, and local communities—should enhance their efforts to implement comprehensive due diligence programs and work together to measure impact and improve the situation on the ground.

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Introduction

Apple’s conflict minerals program includes due diligence on the source and chain of custody of conflict minerals in its supply chain (see Annex I). It has been designed to conform in all material respects to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), and the related supplements (“Due Diligence Guidance”) and its five-step framework.

OECD Step 1: Strong Company Management Systems

Aligned with Step 1 of the Due Diligence Guidance, Apple has robust internal management systems overseeing Apple’s human rights, conflict minerals, and responsible sourcing program. Apple’s responsible minerals sourcing policies and procedures are coordinated by the Supplier Responsibility (“SR”) team within Apple’s World Wide Operations group. The SR team works across a number of Apple business teams and functions, including, but not limited to, Apple’s legal, finance, and procurement groups. The SR team also regularly consults with Apple’s senior management to review progress and set ongoing strategy for its due diligence program.

Apple’s Supplier Code of Conduct and Supplier Responsibility Standards outline Apple’s extensive requirements on the responsible sourcing of conflict minerals. In particular, the standards set out expectations for conflict minerals due diligence and related sourcing matters. These documents are publicly available on Apple’s website. In this way, Apple implements its requirement that smelters and refiners in its supply chain comply with Apple’s strict standards, including that smelters and refiners are required to participate in Third Party Audit programs. To ensure that Apple’s suppliers understand Apple’s conflict minerals sourcing policy, Apple directly communicates its policies and standards to suppliers with, in certain cases, accompanying training.

Apple performs the due diligence measures summarized in Annex I to identify smelters and refiners in Apple’s conflict minerals supply chain and to determine the chain of custody of conflict minerals included in Apple’s products.

Apple also maintains a grievance mechanism through a dedicated conflict minerals email address. Through this email address, suppliers can report directly to Apple concerns or grievances in connection with conflict minerals mining, processing, and trading, which are then reviewed with the participation of relevant Apple business teams.

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Apple believes its use of detailed policies, robust implementation systems, and direct engagement with its supplier base has enabled it to achieve a 100 percent Third Party Audit participation rate of identified smelters and refiners in its supply chain since 2015.

Apple believes that Third Party Audits are the backbone of effective due diligence systems, but participation alone is not sufficient. To achieve meaningful outcomes in the supply chain, more must be done beyond Third Party Audits to protect human rights on the ground and measure impacts.

Going Beyond: Working Together for Progress

Collective Action

Apple is working to make industry-wide progress, beyond its own supply chain. As part of this commitment, in 2017, Apple maintained its participation in the European Partnership for Responsible Minerals; served on the Governance Committee of the Public-Private Alliance for Responsible Minerals Trade; participated in the Responsible Artisanal Gold Solutions Forum and supported its Artisanal- and Small-Scale Mining Toolkit; and chaired the Steering Committee of the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Initiative.

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As part of its commitment to industry-wide progress, Apple also benchmarked the scope and requirements of dozens of third-party sustainability standards, including upstream protocols for mineral processors and mining companies. Apple analyzed which frameworks meet its responsible sourcing requirements and published this information in its Supplier Responsibility Standards. By publicly listing acceptable upstream standards that meet Apple’s responsible sourcing expectations for 2017, Apple believes it has clearly communicated its policy and expectations to mining companies and smelters and refiners further up the supply chain.

As a direct result of its benchmarking effort, Apple believes its standards directly contributed to strengthening industry standards in the mining industry. The Mining Association of Canada announced the addition of child and forced labor requirements to its sustainability standard, Toward Sustainable Mining, based on Apple’s work.

Empowering People

Apple has continued its efforts to empower independent voices in the supply chain and at the mine-site level. In 2017, Apple continued supporting the whistleblowing mechanism of the International Tin Association’s (formerly known as ITRI Limited) International Tin Supply Chain Initiative (“ITSCI”). Apple provided financial assistance for the expansion of its availability to five new provinces in the DRC. ITSCI assists companies in the responsible sourcing of conflict minerals from high-risk areas and monitors the mine sites participating in ITSCI’s traceability and due diligence program. ITSCI’s whistleblowing mechanism allows people to place anonymous calls in local languages to voice concerns related to mineral extraction, trade, handling, and the export of minerals so allegations of misconduct are surfaced and addressed.

Separately, Apple worked with a Third Party Audit program to overhaul and enhance its grievance and complaints mechanism in an attempt to make it more immediately impactful. Apple also provided financial assistance to the Fund for Global Human Rights, a human rights organization that supports local activists in the DRC working on a range of issues, including economic and social rights of mining communities, inclusive economic growth, judicial advocacy, and health, safety, and fair compensation for mining communities.

OECD Step 2: Identification and Assessment of Risk in the Supply Chain

Consistent with Step 2 of the Due Diligence Guidance, Apple has worked on multiple levels in the supply chain to identify and assess risks. Apple collects and processes data provided by suppliers through their completion of the industry-wide standard Conflict Minerals Reporting Template (“CMRT”) to map Apple’s supply chain to the smelter and refiner level. Apple has also made available through Apple’s SupplierCare portal, in English, Mandarin, and certain other languages, online training and education for new and current suppliers in its supply chain. The training and education focuses primarily on Apple’s due diligence expectations, practices, and requirements for conflict minerals reporting. In addition, to the extent that Apple determines a supplier has material gaps in management systems, in data management, or in smelter reporting, the supplier may be offered tailored support by Apple to address the shortfalls.

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Further, Apple engaged a third party to conduct a number of in-person audits of suppliers to verify the accuracy of reported CMRT data and to test that corrective actions have been taken with respect to audit findings. In general, based on audits conducted in 2016 and 2017, Apple believes that suppliers have shown improvements in their due diligence practices.

Going Beyond: Expanding Risk Assessment

Apple has sought to enhance its due diligence program, in part, by seeking out information beyond that obtained through Third Party Audit participation. In 2016, Apple first began to comprehensively request identified conflict minerals smelters and refiners in Apple’s supply chain to complete Apple’s Risk Readiness Assessment (“RRA”) survey. The RRA helps assess risk readiness beyond just those associated with conflict and incorporates additional social, environmental, and human rights categories. In particular, the RRA includes assessment categories related to how smelters and refiners treat artisanal and small-scale mining formalization.1 The RRA also assesses how smelters and refiners address certain community health and safety issues. In 2017, Apple demanded that its suppliers engage with smelters and refiners in its supply chain to complete the RRA and, as a result, 80 percent of identified smelters and refiners provided responses. The chart below illustrates the breakdown of responses Apple received by conflict mineral category, which demonstrates the highest response rate from tin smelters and the lowest response rate from gold refiners.

[1]	Formalization in this context means the formal establishment and recognition, through policies and commitments by relevant stakeholders, of an artisanal and small-scale mining sector.

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Based on its belief in the overall usefulness of the RRA, and with the support of various non-governmental organizations (“NGOs”), Apple took steps in 2017 to make the tool available more broadly to stakeholders. Apple provided the RRA to the Responsible Business Alliance (“RBA”), formerly known as the Electronic Industry Citizenship Coalition, so that other supply chain actors can collectively benefit from its use. RBA has reported to Apple that, as of December 31, 2017, 60 downstream companies and 151 upstream smelters and refiners have utilized the RRA.

OECD Step 3: Strategy to Respond to Identified Risks

In alignment with Step 3 of the Due Diligence Guidance, Apple has designed and implemented systems in its due diligence program to respond to identified risks, either at the Apple level or, in certain instances, by working with or through third-party stakeholders. Apple closely monitors completion of Third Party Audits and re-audits by the smelters and refiners in its supply chain. In the instances where there are delays on the part of the smelters and refiners in implementing corrective action plans developed by Third Party Audits, Apple leverages its downstream position to conduct applicable smelter or refiner outreach. It also reiterates in such instances to relevant smelters and refiners the importance of timely completion and closure of the corrective action plans with respect to such audits. Apple also actively engages and partners with the key Third Party Audit programs—in particular, RMI; the London Bullion Market Association (“LBMA”); the Responsible Jewellery Council (“RJC”); and ITSCI, the traceability program—to address identified risks. In 2017, Apple worked with RMI, LBMA, and RJC in connection with certain smelter, refiner, or mine-level allegations to seek verification of the allegations, to the extent reasonably possible, and advance appropriate corrective action, where necessary.

Apple also took steps in 2017 to strengthen industry due diligence systems. The RMI, LBMA, and RJC each went through scheduled revisions of their auditing standards during 2017 and Apple engaged with each body through the process. Apple used the opportunity to advocate for enhancements to the due diligence requirements and data collection processes related to smelters and refiners and their associated supply chains. In addition, Apple continued to engage gold industry stakeholders in 2017, including banking and jewelry industry groups, to encourage stronger leadership on responsible sourcing by major gold users.

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Going Beyond: Strengthening Reporting Systems

Review of ITSCI Incidents

Apple believes that transparency and public reporting promote a better understanding of the success and challenges of industry-wide due diligence efforts and enable more systemic engagement by other stakeholders in the supply chain, such as NGOs. As a result of advocacy by Apple, in 2017, ITSCI published a summary of incidents, from 2011–2016, of abuse potentially associated with mine sites in the DRC supplying certain tin, tantalum, and tungsten smelters. Such publication included incident categorization, resolution rates, and outcomes. In 2017, Apple continued its work with ITSCI and monitored over 1,240 incidents generated through the ITSCI reporting system relating to incidents of abuse potentially associated with mine sites in the DRC and adjoining countries.

Closing Out Reported 2016 Incidents

In 2016, Apple reviewed over 1,300 incidents and allegations reported by ITSCI, local NGOs, and others, relating to incidents potentially associated with mine sites supplying smelters and refiners in the international supply chain, including in the electronics industry supply chain. As reported in Apple’s Conflict Minerals Report for 2016, 15 of these incidents (13 reported through ITSCI and two raised with the LBMA), potentially linked to smelters and refiners reported in Apple’s supply chain, had occurred in which individuals, identified as members or potential members of organizations within the meaning of “armed groups,” as defined in Item 1.01(d)(2) of Form SD (“armed groups”). In particular, the police in the DRC, the DRC national army, and the Mai Mai group, an armed group in the DRC, were alleged to be involved.

In 2017, Apple received assurances from ITSCI that the 13 incidents reported by ITSCI had been closed, in accordance with ITSCI criteria, after ITSCI’s follow-up. Of the 13, seven incidents were resolved through corrective actions, including sanctions of alleged perpetrators, redress by local authorities, and security and due diligence improvements near mine sites. Four incidents were closed due to lack of sufficient evidence, and the remaining two ITSCI incidents were closed due to insufficient engagement from local authorities. With respect to the two allegations raised with the LBMA, which related to an LBMA-audited gold refiner, the LBMA followed up with the refiner directly and subsequently verified the refiner’s response during the refiner’s scheduled LBMA “Responsible Gold Guidance” audit. That audit determined that the facts on which the original allegations were made could not be substantiated. Apple was unable to determine whether specific minerals were included in Apple’s products in any of the 15 incidents—13 incidents reported by ITSCI and the two incidents raised with the LBMA.

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Analysis of 2017 ITSCI Incidents

In 2017, Apple monitored over 1,240 ITSCI incidents to identify those potentially linked to smelters reported in Apple’s supply chain, where individuals identified as members or potential members of armed groups were alleged to be involved. Apple identified seven potential incidents involving the police in the DRC, the DRC national army, and the DRC national intelligence agency in connection with a variety of alleged illicit activities. Based on information received to date, these alleged illicit activities ranged from bribery, illegal arrests, and illegal taxation at mining sites and checkpoints or road barriers, to corruption and other criminal activity, potentially for personal gain. Apple has not, to date, been able to determine whether the reported incidents were connected to specific conflict minerals included in Apple’s products. The challenges with tracking specific mineral quantities through the supply chain continue to prevent the traceability of any specific mineral shipment through the entire manufacturing process.

To date, of the seven identified incidents potentially involving armed groups, three have been closed and four remain open, as they occurred near the end of 2017, and investigations and corrective actions are still in process. In two of the closed incidents, the alleged perpetrators have been removed and checkpoints where illegal taxation was purportedly taking place were confirmed to be no longer in use or removed. In addition, in one of these incidents the alleged perpetrator has been sanctioned or received some level of official redress by the local authorities. The remaining third incident was closed due to insufficient and conflicting evidence.

Working with ITSCI, Apple’s 2016 Conflict Minerals Report included for the first time an analysis of outcomes of all ITSCI incidents monitored and closed in 2016. The analysis provided a snapshot of the corrective actions taken to address relevant incidents. Apple believes this brought further transparency to ITSCI’s operations and a deeper understanding of remediation and mitigation measures.

The breakdown of outcomes of monitored and closed ITSCI incidents for 2017 was similar to 2016 incidents. In 2017, of all monitored and closed incidents:

•

43% were addressed through due diligence improvements. This category broadly covers a range of potential improvements, from administrative corrections to changes in company sourcing practices. Apple believes that such steps demonstrate the continuous improvement occurring along the supply chain.

•

18% were addressed through improvements in governance and security, which included arrests and prosecution of perpetrators as well as other actions taken by local authorities, such as steps to reduce corruption.

•	15% were closed as unresolved incidents due to ineffective implementation of corrective actions or a lack of agreement between involved stakeholders.
•	10% were closed as unsubstantiated incidents due to lack of sufficient evidence to support the particular allegation.

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•	7% were addressed through awareness raising, including formal training and stakeholder dialogue in the communities.
•	5% were addressed through human rights or health and safety risk mitigation, including repayment to miners or families for damages.
•

2% were closed following the applicable mines, companies, or minerals being suspended or seized, which Apple believes demonstrates the extent to which responsible sourcing requirements impact businesses.

Public Allegations

In addition to monitoring the 2017 incidents reported by ITSCI, Apple reviewed other public allegations potentially linked to smelters. By reviewing allegations, Apple aims to bridge the reported findings from civil society and other independent voices with industry due diligence mechanisms so that verified abuses on the ground can be addressed and remedied.

Apple believes that addressing incidents and allegations potentially affecting only Apple’s supply chain will not lead to progress on the ground. Accordingly, Apple has taken steps to mobilize a broader group of stakeholders to be informed of and take action on other public allegations. In 2016, Apple developed a process to more systematically identify, categorize, and follow up on relevant allegations. In 2017, Apple worked with key stakeholders to develop a multi-stakeholder grievance platform to foster greater transparency and consistency in how public allegations are identified, reported, and addressed and to drive toward addressing potential abuses on the ground. Apple also worked directly with the RMI, LBMA, and RJC to innovate an OECD-based process for investigating and resolving public allegations. In addition, Apple worked with the United Nations International Organization for Migration to develop a set of public guidelines for industry actors on how to address confirmed allegations in the upstream supply chain.

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Though collective measures do not substitute for a company’s own supply chain due diligence, Apple believes these processes will ultimately strengthen Third Party Audit programs and traceability programs that Apple and others in the industry rely on to responsibly source conflict minerals. Apple continues to advocate for Third Party Audit programs to review and address public allegations with the overall goal of improving the reporting, auditing, and traceability aspects of their programs.

OECD Step 4: Independent Third Party Audit of Supply Chain Due Diligence

Apple believes Third Party Audits remain the foundation of robust due diligence systems. In particular, Apple believes that Third Party Audits play a significant role in providing assurances that smelters and refiners have appropriate due diligence systems in place and help ensure that operations and sourcing practices do not support conflict in the DRC and adjoining countries. To date, through advocacy and influence, Apple has driven a steady increase in smelters and refiners participating in Third Party Audits. In 2015, Apple first reached its goal of a 100 percent rate of participation in Third Party Audit programs by identified smelters and refiners in its supply chain, and again achieved a 100 percent rate of participation in 2016 and 2017.

Apple believes that continued pressure on the smelters and refiners removed from Apple’s supply chain in previous years for not participating in a Third Party Audit has led to some smelters and refiners undergoing audits in 2017. As a result, two have received approval to re-enter Apple’s supply chain following their completion of a Third Party Audit in 2017.

If smelters or refiners are unable or unwilling to meet Apple’s high standards, Apple will take necessary actions to cause the termination of the applicable business relationships with such smelters or refiners. In 2017, Apple directed its suppliers to remove from Apple’s supply chain 10 smelters and refiners not willing to participate in, or complete, a Third Party Audit within given timelines.

Going Beyond: Considering Impact

Third Party Audits are currently not designed to capture or assess the extent to which conditions for people living in the affected countries are improving. As part of its commitment to safeguard the well-being of people involved in its supply chain, Apple took steps in 2017 to integrate human rights impact measurements into its due diligence program. Apple sought out available data to evaluate the impact of certification and traceability programs on human rights of people living near mine sites.

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In particular, Apple worked with International Peace Information Service (“IPIS”), an independent research institute, to integrate the IPIS data into Apple’s efforts to begin measuring the impact of Third Party Audits and traceability schemes on human rights improvements of people living near mine sites. Data was collected from tin, tantalum, and tungsten mine sites both officially recognized by the DRC government, which includes mine sites participating in the ITSCI traceability program (“validated mine sites”), and not officially recognized by the DRC government (“non-validated mine sites”). As a result of reviewing the data, Apple observed lower interference by actors allegedly perpetuating human rights violations at validated mine sites versus non-validated mine sites. However, more data is needed to track progress on human rights impacts on the ground, which Apple will continue to integrate into its due diligence efforts.

OECD Step 5: Report on Supply Chain Due Diligence

In alignment with Step 5 of the Due Diligence Guidance, Apple reports annually on its due diligence requirements through, among other means, its annual Conflict Minerals Report filed with the Securities and Exchange Commission. Apple also publishes on its website various other public reports that include information about Apple’s due diligence practices beyond conflict minerals.

Going Beyond: Promoting Transparency

Apple is committed to transparency. Apple’s Supplier Code of Conduct and Supplier Responsibility Standards are published and updated annually to reflect emerging risks and stricter requirements than those required in previous years for suppliers and the smelters and refiners from which they source. In addition to publishing all identified conflict minerals smelters and refiners, Apple also publishes on its website an annual list of identified smelters and refiners of cobalt. Apple also makes audit and RRA completion statuses publicly available. Apple further requires suppliers to ensure that applicable smelters and refiners post relevant information and verification or audit status on their websites and, where applicable, be listed on a recognized third-party website. Suppliers are also required to inform Apple immediately of certain high risks associated with conflict minerals, as outlined in Apple’s Supplier Responsibility Standards, through a dedicated Apple email address.

Apple annually publishes on its website the list of its 200 largest suppliers, including component providers and others. In 2017, this represented at least 98 percent of procurement expenditures for materials, manufacturing, and assembly of Apple products worldwide.

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Conclusion: Risk Mitigation and Future Due Diligence Measures

Apple will continue to responsibly source conflict minerals throughout its supply chain and press for continuous improvements in industry-wide due diligence approaches and human rights–focused practices to make a positive impact on the lives of people living in the DRC and adjoining countries. Going forward, Apple intends to continue to push beyond the status quo by:

•	Continuing to collaborate with relevant stakeholders to improve on how incidents and allegations are tracked and addressed on a transparent, industry-wide basis.
•	Working with industry and NGOs to measure impacts of due diligence programs on conditions in the affected countries.
•	Collaborating with industry groups and NGOs to continue improving traceability of conflict minerals beyond smelters and refiners to the mine level.
•	Increasing use of the RRA by continuing to press for the completion of an RRA by smelters and refiners with the understanding that failure to do so may be a basis for removal.

Determination

Based on the information provided by Apple’s suppliers and its own due diligence efforts through December 31, 2017 (see Annex I), Apple believes the facilities that may have been used to process conflict minerals in Apple’s products include the smelters and refiners listed in Annex II. Through the smelter and refiner identification and validation process, Apple has identified a total of 309 smelters and refiners as potential sources of conflict minerals that, initially, were believed to have been in its supply chain at some point during 2017. Of the 309 smelters and refiners:

•	250 smelters and refiners were determined to be in Apple’s conflict minerals supply chain as of December 31, 2017;
•	8 smelters and refiners were subsequently found to be inoperative during 2017; and
•	51 smelters and refiners were removed and no longer reported in Apple’s supply chain as of December 31, 2017.

Of the 51 removed smelters and refiners:

•

35 were removed from Apple’s supply chain in 2016 and initially, erroneously or unintentionally reported again in 2017 by suppliers due to reasons such as changes in a supplier’s supply chain or product line; and changes in a supplier’s declaration of scope in the supplier’s CMRT. Apple took action to ensure that the 35 smelters and refiners did not re-enter or remain in Apple’s supply chain.

•	16 were newly removed in 2017 at Apple’s request or by suppliers on their own initiative.

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Of these 16 newly removed smelters and refiners:

•

10 had been previously participating but subsequently stopped participating in a Third Party Audit program or were not willing to participate in, or complete, a Third Party Audit within given timelines; and

•	6 were removed by suppliers on their own initiative.

Apple’s reasonable country of origin inquiry is based on Third Party Audit information and, to the extent that country of origin information has not been audited, additional information collected by others. To the extent reasonably possible, Apple has documented the country of origin of identified smelters and refiners based on information received through the RMI’s Third Party Audit program—formerly known as the Conflict-Free Smelter Program, now known as the Responsible Minerals Assurance Process (“RMAP”)—the LBMA, a survey of smelters, and/or third-party reviews of publicly available information. However, some country of origin information has not been audited by a third party because, among other reasons, applicable smelters and refiners have gone out of operation before completing a Third Party Audit; smelters and refiners have not gone through a Third Party Audit; or the particular Third Party Audit program either did not provide, or has not yet required reporting of, country of origin information from all smelters and refiners. Therefore, Apple does not have sufficient information to conclusively determine the countries of origin of the conflict minerals in all of its products; however, based on the information provided by Apple’s suppliers, smelters and refiners, as well as from the RMI, the LBMA, and other sources, Apple believes that the conflict minerals contained in its products originate from the countries listed in Annex III, as well as from recycled and scrap sources.

Of all 250 of the smelters and refiners of conflict minerals determined to be in Apple’s supply chain as of December 31, 2017, Apple found no reasonable basis for concluding that any such smelter or refiner sourced conflict minerals that directly or indirectly finance or benefit armed groups.

Of the 41 smelters and refiners known to be sourcing from the DRC or an adjoining country, 40 participated or continued to participate in a Third Party Audit in 2017 involving the review of the traceability of the smelter’s or refiner’s conflict minerals, in addition to a validation of its due diligence systems and country of origin information. The remaining smelter, although it participated in a Third Party Audit in 2016, was removed during 2017 by suppliers on their own initiative from Apple’s supply chain. Apple was informed that the smelter had a change in circumstances and it subsequently determined not to continue to participate in the Third Party Audit program. The foregoing does not include smelters and refiners indirectly sourcing from the DRC or adjoining countries by acquiring conflict minerals from these 41 smelters and refiners.

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About This Report

The report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2017.

This report relates to the process undertaken for Apple products that were manufactured, or contracted to be manufactured, during 2017 and that contain conflict minerals.

These products are Apple’s iPhone®, iPad®, Mac®, iPod®, Apple TV®, Apple Watch®, AirPods®, HomePod™, Beats® products, displays, and Apple accessories. Third-party products that Apple retails but that it does not manufacture or contract to manufacture are outside of the scope of this report. The smelters and refiners identified in this report include smelters and refiners producing service or spare parts contract manufactured in 2017 for use in connection with the subsequent service of previously sold products, including products serviced in subsequent years using those parts. This report does not include smelters of tantalum, tin, and tungsten and refiners of gold where such conflict minerals are included in end-of-life service parts for products that Apple no longer manufactures or contracts to manufacture.

This report’s use of the terms “smelters” and “refiners” refers to the facilities (i.e., a smelter or refiner) processing primary conflict minerals to retail purity. Apple suppliers have in some cases reported smelters and refiners that Apple believes are not operational or may have been misidentified as smelters and refiners. As a result, Apple continues to conduct independent research on smelters and refiners and to work with suppliers throughout its supply chain to revalidate, improve, and refine their reported information, taking into account supply chain fluctuations and other changes in status or scope and relationships over time. “Identified” smelters and refiners are those that (i) have been reported in supplier surveys, (ii) Apple believes are currently operational, were operational at some point during the applicable year or, while inoperative, were capable of re-engagement with minimal delay or effort, and (iii) otherwise meet the definition of a smelter or refiner, provided that Apple may determine to treat a third party as an identified smelter or refiner notwithstanding a reclassification of such third party or a change in its status. As part of its reasonable country of origin inquiry, Apple concluded that several processing facilities are using only recycled material. Facilities that process only secondary materials (i.e., scrap or recycled material) are excluded from the scope of this report, except where the entity has undergone a Third Party Audit and is otherwise identified in Annex II.

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Participating smelters and refiners are those that have agreed to participate in, or have been found compliant with, the RMAP or cross-recognized independent third-party conflict minerals audit programs confirming their conflict minerals sourcing practices. Such programs may also include audits of traceability requirements, conformity with Due Diligence Guidance, management systems, and/or risk assessments. Cross-recognized independent third-party conflict minerals audit programs include the LBMA’s Responsible Gold Program and the RJC’s Chain-of-Custody Certification. Throughout this report, the audits by these programs are included in references to “Third Party Audit” programs.

This report includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Forward-looking statements can also be identified by words such as “expects,” “plans,” “intends,” “will,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance. Apple assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect Apple’s future determinations under Rule 13p-1.

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ANNEX I: Due Diligence Guidance

Apple designed its due diligence measures to conform in all material respects to the OECD Due Diligence Guidance. Apple seeks to meet and exceed internationally accepted due diligence measures on the traceability of conflict minerals in its supply chain.

2017 Due Diligence Measures Performed:

1.	Apple directly communicated to suppliers in its supply chain Apple’s policy for the supply chain of conflict minerals originating from the DRC and adjoining countries.

2.

Apple continued to conduct outreach to smelters and refiners not yet participating in a Third Party Audit program, and participating smelters and refiners appearing to delay the completion of their Third Party Audits, to request their timely participation and completion of an audit in order to meet this requirement. As a result of this process, Apple identified 10 smelters and refiners that did not meet this requirement and directed its suppliers to remove these smelters and refiners from their supply chain.

3.	Apple compared information provided by the RMI against other recognized Third Party Audit programs as part of its due diligence process.

4.	Apple engaged with suppliers throughout its supply chain to identify and assess conflict minerals–related risks, including taking the following specific actions:

a)	Requiring its suppliers utilizing conflict minerals to submit a CMRT in order for Apple to maintain the mapping of its supply chain to the smelter and refiner level.

b)	Requesting its conflict minerals smelters and refiners to complete and deliver an RRA survey in order to report not only on conflict minerals–related risk but also on a broader set of risks.

c)	Engaging a third party to perform audits on certain suppliers to verify the accuracy of their conflict minerals–related reporting and to identify any material gaps in associated management systems.

5.

Apple encouraged improved monitoring and transparent tracking of incidents and allegations to determine whether reported smelters and refiners, identified as potentially sourcing conflict minerals from the DRC or adjoining countries, may be associated with armed groups.

a)

Apple reviewed publicly available information such as investigative reports from NGOs and international organizations that have conducted investigations on individuals and companies associated with armed groups.

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b)

Apple continued its financial and non-financial support for the development of an incident review process with ITSCI in 2017. Apple monitored and analyzed ITSCI reports of incidents occurring in 2017 to identify which reports related to potential armed group interference in applicable mineral supply chains; whether these incidents had been followed up and addressed; and whether the incidents could be linked to smelters in Apple’s tin, tantalum, or tungsten supply chains.

c)	Apple followed up on identified allegations from NGO reports in the gold supply chain to determine what, if any, corrective actions had occurred.

d)

Apple worked with key stakeholders to develop a multi-stakeholder grievance platform to foster greater transparency and consistency in how public allegations are identified, reported, and addressed and to drive toward addressing potential abuses on the ground.

6.	Through primarily advocacy and influence:

a)	Apple caused an increase in the number of smelters and refiners participating in a Third Party Audit program.

b)	Apple continued its support of a whistleblowing mechanism, which allowed for the expansion of the availability of the whistleblowing mechanism to five new provinces in the DRC.

c)

Apple took steps to make its RRA available more broadly to stakeholders, one result of which was that it was reported that, as of December 31, 2017, 60 downstream companies and 151 upstream smelters and refiners have utilized the RRA.

Apple Inc. | 2017 Conflict Minerals Report | 18

ANNEX II: Smelter and Refiner Lists+

List 1: Smelters and refiners reported in Apple’s supply chain as of December 31, 2017.

Smelters and refiners that completed a Third Party Audit will be approved for Apple’s supply chain; otherwise, such smelters and refiners will be removed from Apple’s supply chain.

#	Conflict Mineral	Facility Name of Smelter or Refiner	Country Location of Smelter or Refiner

1	Gold	Advanced Chemical Co.*	United States

2	Gold	Aida Chemical Industries Co., Ltd.*	Japan

3	Gold	Al Etihad Gold LLC	United Arab Emirates

4	Gold	Allgemeine Gold-und Silberscheideanstalt AG*	Germany

5	Gold	Almalyk Mining and Metallurgical Complex	Uzbekistan

6	Gold	AngloGold Ashanti Córrego do Sítio Mineraçäo	Brazil

7	Gold	Argor-Heraeus S.A.	Switzerland

8	Gold	Asahi Pretec Corp.*	Japan

9	Gold	Asahi Refining Canada Ltd.	Canada

10	Gold	Asahi Refining USA Inc.	United States

11	Gold	Asaka Riken Co., Ltd.*	Japan

12	Gold	AU Traders and Refiners	South Africa

13	Gold	Aurubis AG	Germany

14	Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)***	Philippines

15	Gold	Boliden AB	Sweden

16	Gold	C. Hafner GmbH + Co. KG*	Germany

17	Gold	CCR Refinery – Glencore Canada Corp.	Canada

18	Gold	Chimet S.p.A.	Italy

19	Gold	Daejin Indus Co., Ltd.*	Republic of Korea

20	Gold	Daye Non-Ferrous Metals Mining Ltd.	China

21	Gold	DODUCO Contacts and Refining GmbH*	Germany

22	Gold	Dowa	Japan

23	Gold	DSC (Do Sung Corp.)	Republic of Korea

24	Gold	Eco-System Recycling Co., Ltd.*	Japan

25	Gold	Emirates Gold DMCC	United Arab Emirates

26	Gold	Geib Refining Corp.*	United States

27	Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China

28	Gold	Great Wall Precious Metals Co., Ltd. of CBPM	China

29	Gold	HeeSung Metal Ltd.*	Republic of Korea

Apple Inc. | 2017 Conflict Minerals Report | 19

30	Gold	Heimerle + Meule GmbH*	Germany

31	Gold	Heraeus Metals Hong Kong Ltd.	Hong Kong

32	Gold	Heraeus Precious Metals GmbH & Co. KG	Germany

33	Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China

34	Gold	Ishifuku Metal Industry Co., Ltd.*	Japan

35	Gold	Istanbul Gold Refinery	Turkey

36	Gold	Italpreziosi	Italy

37	Gold	Japan Mint*	Japan

38	Gold	Jiangxi Copper Co., Ltd.	China

39	Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	Russia

40	Gold	JSC UralElectromed	Russia

41	Gold	JX Nippon Mining & Metals Co., Ltd.	Japan

42	Gold	Kazzinc	Kazakhstan

43	Gold	Kennecott Utah Copper LLC	United States

44	Gold	Kojima Chemicals Co., Ltd.*	Japan

45	Gold	Korea Zinc Co., Ltd.	Republic of Korea

46	Gold	Kyrgyzaltyn JSC	Kyrgyzstan

47	Gold	LS-NIKKO Copper Inc.	Republic of Korea

48	Gold	Materion	United States

49	Gold	Matsuda Sangyo Co., Ltd.*	Japan

50	Gold	Metalor Technologies (Hong Kong) Ltd.	Hong Kong

51	Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore

52	Gold	Metalor Technologies (Suzhou) Ltd.	China

53	Gold	Metalor Technologies S.A.	Switzerland

54	Gold	Metalor USA Refining Corp.	United States

55	Gold	Metalúrgica Met-Mex Peñoles S.A. de C.V.	Mexico

56	Gold	Mitsubishi Materials Corp.	Japan

57	Gold	Mitsui Mining and Smelting Co., Ltd.	Japan

58	Gold	MMTC-PAMP India Pvt., Ltd.	India

59	Gold	Moscow Special Alloys Processing Plant	Russia

60	Gold	Nadir Metal Rafineri San. Ve Tic A.Ş.	Turkey

61	Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan

Apple Inc. | 2017 Conflict Minerals Report | 20

62	Gold	Nihon Material Co., Ltd.*	Japan

63	Gold	Ögussa Österreichische Gold- und Silber-Scheideanstalt GmbH*	Austria

64	Gold	Ohura Precious Metal Industry Co., Ltd.	Japan

65	Gold	OJSC The Gulidov Krasnoyarsk Non-Ferrous Metals Plant (OJSC Krastsvetmet)	Russia

66	Gold	OJSC Novosibirsk Refinery	Russia

67	Gold	PAMP S.A.	Switzerland

68	Gold	Prioksky Plant of Non-Ferrous Metals	Russia

69	Gold	PT Aneka Tambang (Persero) Tbk	Indonesia

70	Gold	PX Précinox S.A.	Switzerland

71	Gold	Rand Refinery (Pty) Ltd.	South Africa

72	Gold	Republic Metals Corp.	United States

73	Gold	Royal Canadian Mint	Canada

74	Gold	SAAMP	France

75	Gold	Samduck Precious Metals*	Republic of Korea

76	Gold	SAXONIA Edelmetalle GmbH*	Germany

77	Gold	Schone Edelmetaal B.V.*	Netherlands

78	Gold	SEMPSA Joyería Platería S.A.	Spain

79	Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China

80	Gold	Sichuan Tianze Precious Metals Co., Ltd.	China

81	Gold	Singway Technology Co., Ltd.*	Taiwan

82	Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russia

83	Gold	Solar Applied Materials Technology Corp.*	Taiwan

84	Gold	Sumitomo Metal Mining Co., Ltd.	Japan

85	Gold	SungEel HiMetal Co., Ltd.*	Republic of Korea

86	Gold	T.C.A. S.p.A.*	Italy

87	Gold	Tanaka Kikinzoku Kogyo K.K.	Japan

88	Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China

89	Gold	Tokuriki Honten Co., Ltd.	Japan

90	Gold	Torecom*	Republic of Korea

91	Gold	Umicore Brasil Ltda.	Brazil

92	Gold	Umicore Precious Metals Thailand*	Thailand

93	Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium

94	Gold	United Precious Metal Refining Inc.*	United States

Apple Inc. | 2017 Conflict Minerals Report | 21

95	Gold	Valcambi S.A.	Switzerland

96	Gold	Western Australian Mint trading as The Perth Mint	Australia

97	Gold	Wieland Edelmetalle GmbH*	Germany

98	Gold	Yamakin Co., Ltd.*	Japan

99	Gold	Yokohama Metal Co., Ltd.*	Japan

100	Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corp.	China

101	Tantalum	Changsha South Tantalum Niobium Co., Ltd.*	China

102	Tantalum	D Block Metals LLC*	United States

103	Tantalum	Exotech Inc.*	United States

104	Tantalum	F&X Electro-Materials Ltd.	China

105	Tantalum	FIR Metals & Resource Ltd.	China

106	Tantalum	Global Advanced Metals Aizu	Japan

107	Tantalum	Global Advanced Metals Boyertown	United States

108	Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China

109	Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	China

110	Tantalum	H.C. Starck Co., Ltd.	Thailand

111	Tantalum	H.C. Starck Hermsdorf GmbH	Germany

112	Tantalum	H.C. Starck Inc.	United States

113	Tantalum	H.C. Starck Ltd.	Japan

114	Tantalum	H.C. Starck Smelting GmbH & Co. KG	Germany

115	Tantalum	H.C. Starck Tantalum and Niobium GmbH	Germany

116	Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China

117	Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China

118	Tantalum	Jiangxi Tuohong New Raw Material	China

119	Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China

120	Tantalum	Jiujiang Tanbre Co., Ltd.	China

121	Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China

122	Tantalum	Kemet Blue Metals	Mexico

123	Tantalum	Kemet Blue Powder	United States

124	Tantalum	King-Tan Tantalum Industry Ltd.**	China

125	Tantalum	LSM Brasil S.A.	Brazil

126	Tantalum	Metallurgical Products India Pvt., Ltd.	India

127	Tantalum	Mineração Taboca S.A.	Brazil

Apple Inc. | 2017 Conflict Minerals Report | 22

128	Tantalum	Mitsui Mining and Smelting Co., Ltd.	Japan

129	Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China

130	Tantalum	NPM Silmet A.S.	Estonia

131	Tantalum	Power Resources Ltd.	Macedonia

132	Tantalum	QuantumClean*	United States

133	Tantalum	Resind Indústria e Comércio Ltda.*	Brazil

134	Tantalum	RFH Tantalum Smeltery Co., Ltd./Yanling Jincheng Tantalum & Niobium Co., Ltd.*	China

135	Tantalum	Solikamsk Magnesium Works OAO	Russia

136	Tantalum	Taki Chemical Co., Ltd.	Japan

137	Tantalum	Telex Metals	United States

138	Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan

139	Tantalum	XinXing Haorong Electronic Material Co., Ltd.	China

140	Tantalum	Yichun Jin Yang Rare Metal Co., Ltd.	China

141	Tin	Alpha*	United States

142	Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	China

143	Tin	China Tin Group Co., Ltd.	China

144	Tin	CV Ayi Jaya	Indonesia

145	Tin	CV Dua Sekawan	Indonesia

146	Tin	CV Gita Pesona	Indonesia

147	Tin	CV Tiga Sekawan	Indonesia

148	Tin	CV United Smelting	Indonesia

149	Tin	CV Venus Inti Perkasa	Indonesia

150	Tin	Dowa	Japan

151	Tin	EM Vinto***	Bolivia

152	Tin	Fenix Metals*	Poland

153	Tin	Gejiu Fengming Metallurgy Chemical Plant	China

154	Tin	Gejiu Jinye Mineral Co.	China

155	Tin	Gejiu Kai Meng Industry and Trade LLC	China

156	Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China

157	Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China

158	Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China

159	Tin	Guanyang Guida Nonferrous Metal Smelting Plant	China

Apple Inc. | 2017 Conflict Minerals Report | 23

160	Tin	Huichang Jinshunda Tin Co., Ltd.	China

161	Tin	Jiangxi Ketai Advanced Material Co., Ltd.	China

162	Tin	Magnu’s Minerais Metais e Ligas Ltda.	Brazil

163	Tin	Malaysia Smelting Corp. (MSC)	Malaysia

164	Tin	Melt Metais e Ligas S.A.	Brazil

165	Tin	Metallic Resources Inc.*	United States

166	Tin	Metallo Belgium N.V.*	Belgium

167	Tin	Metallo Spain S.L.U.*	Spain

168	Tin	Mineração Taboca S.A.	Brazil

169	Tin	Minsur	Peru

170	Tin	Mitsubishi Materials Corp.*	Japan

171	Tin	O.M. Manufacturing (Thailand) Co., Ltd.*	Thailand

172	Tin	O.M. Manufacturing Philippines Inc.*	Philippines

173	Tin	Operaciones Metalurgical S.A.	Bolivia

174	Tin	PT Aries Kencana Sejahtera	Indonesia

175	Tin	PT Artha Cipta Langgeng	Indonesia

176	Tin	PT ATD Makmur Mandiri Jaya	Indonesia

177	Tin	PT Babel Inti Perkasa	Indonesia

178	Tin	PT Bangka Prima Tin	Indonesia

179	Tin	PT Bangka Tin Industry	Indonesia

180	Tin	PT Belitung Industri Sejahtera	Indonesia

181	Tin	PT Bukit Timah	Indonesia

182	Tin	PT DS Jaya Abadi	Indonesia

183	Tin	PT Eunindo Usaha Mandiri	Indonesia

184	Tin	PT Inti Stania Prima	Indonesia

185	Tin	PT Karimun Mining	Indonesia

186	Tin	PT Kijang Jaya Mandiri	Indonesia

187	Tin	PT Lautan Harmonis Sejahtera	Indonesia

188	Tin	PT Menara Cipta Mulia	Indonesia

189	Tin	PT Mitra Stania Prima	Indonesia

190	Tin	PT O.M. Indonesia **	Indonesia

191	Tin	PT Panca Mega Persada	Indonesia

Apple Inc. | 2017 Conflict Minerals Report | 24

192	Tin	PT Premium Tin Indonesia	Indonesia

193	Tin	PT Prima Timah Utama	Indonesia

194	Tin	PT Refined Bangka Tin	Indonesia

195	Tin	PT Sariwiguna Binasentosa	Indonesia

196	Tin	PT Stanindo Inti Perkasa	Indonesia

197	Tin	PT Sukses Inti Makmur	Indonesia

198	Tin	PT Sumber Jaya Indah	Indonesia

199	Tin	PT Timah (Persero) Tbk Kundur	Indonesia

200	Tin	PT Timah (Persero) Tbk Mentok	Indonesia

201	Tin	PT Tinindo Inter Nusa	Indonesia

202	Tin	PT Tommy Utama	Indonesia

203	Tin	Resind Indústria e Comércio Ltda.*	Brazil

204	Tin	Rui Da Hung	Taiwan

205	Tin	Soft Metais Ltda.	Brazil

206	Tin	Thaisarco	Thailand

207	Tin	White Solder Metalurgia e Mineração Ltda.	Brazil

208	Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China

209	Tin	Yunnan Tin Co., Ltd.	China

210	Tungsten	A.L.M.T. Tungsten Corp.	Japan

211	Tungsten	ACL Metais Eireli	Brazil

212	Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam

213	Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China

214	Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China

215	Tungsten	FuJian JinXin Tungsten Co., Ltd.	China

216	Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China

217	Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China

218	Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China

219	Tungsten	Global Tungsten & Powders Corp.	United States

220	Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China

221	Tungsten	H.C. Starck Smelting GmbH & Co. KG	Germany

222	Tungsten	H.C. Starck Tungsten GmbH	Germany

223	Tungsten	Hunan Chenzhou Mining Co., Ltd.	China

224	Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China

Apple Inc. | 2017 Conflict Minerals Report | 25

225	Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China

226	Tungsten	Hydrometallurg JSC	Russia

227	Tungsten	Japan New Metals Co., Ltd.	Japan

228	Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China

229	Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China

230	Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China

231	Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China

232	Tungsten	Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	China

233	Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China

234	Tungsten	Kennametal Fallon	United States

235	Tungsten	Kennametal Huntsville	United States

236	Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China

237	Tungsten	Moliren Ltd.	Russia

238	Tungsten	Niagara Refining LLC	United States

239	Tungsten	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Vietnam

240	Tungsten	Philippine Chuangxin Industrial Co., Inc.	Philippines

241	Tungsten	South-East Nonferrous Metal Co., Ltd. of Hengyang City	China

242	Tungsten	Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam

243	Tungsten	Unecha Refractory Metals Plant	Russia

244	Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam

245	Tungsten	Wolfram Bergbau und Hütten AG	Austria

246	Tungsten	Woltech Korea Co., Ltd.	Republic of Korea

247	Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China

248	Tungsten	Xiamen Tungsten Co., Ltd.	China

249	Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China

250	Tungsten	Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China

+	Certain terms used in this Annex are defined in the report.

Apple Inc. | 2017 Conflict Minerals Report | 26

List 2: Smelters and refiners identified in Apple’s supply chain during 2017, but subsequently determined to be inoperative or removed prior to December 31, 2017.

Some smelters and refiners that are no longer reported in Apple’s supply chain may currently be participating in a Third Party Audit.

#	Conflict Mineral	Facility Name of Smelter or Refiner	Country Location of Smelter or Refiner

1	Gold	Abington Reldan Metals LLC	United States

2	Gold	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Turkey

3	Gold	Bangalore Refinery	India

4	Gold	Caridad	Mexico

5	Gold	Cendres + Métaux S.A.**	Switzerland

6	Gold	Degussa Sonne / Mond Goldhandel GmbH	Germany

7	Gold	Elemetal Refining LLC	United States

8	Gold	GCC Gujrat Gold Centre Pvt., Ltd.	India

9	Gold	Guangdong Jinding Gold Ltd.	China

10	Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	China

11	Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China

12	Gold	Hunan Chenzhou Mining Co., Ltd.	China

13	Gold	HwaSeong CJ CO., LTD.	Republic of Korea

14	Gold	Kazakhmys Smelting LLC	Kazakhstan

15	Gold	KGHM Polska Miedź Spółka Akcyjna	Poland

16	Gold	Kyshtym Copper-Electrolytic Plant ZAO	Russia

17	Gold	L’azurde Company For Jewelry	Saudi Arabia

18	Gold	L’Orfebre S.A.	Andorra

19	Gold	Lingbao Gold Co., Ltd.	China

20	Gold	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	China

21	Gold	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	China

22	Gold	Modeltech Sdn Bhd	Malaysia

23	Gold	Morris and Watson	New Zealand

24	Gold	Morris and Watson Gold Coast	Australia

25	Gold	Penglai Penggang Gold Industry Co., Ltd.	China

26	Gold	Refinery of Seemine Gold Co., Ltd.	China

27	Gold	Remondis Argentia B.V.	Netherlands

28	Gold	Sabin Metal Corp.	United States

29	Gold	Safimet S.p.A	Italy

30	Gold	SAFINA A.S.	Czech Republic

31	Gold	Sai Refinery	India

Apple Inc. | 2017 Conflict Minerals Report | 27

32	Gold	Samwon Metals Corp.	Republic of Korea

33	Gold	Shandong Tiancheng Biological Gold Industrial Co., Ltd.	China

34	Gold	Tongling Nonferrous Metals Group Co., Ltd.	China

35	Gold	TOO Tau-Ken-Altyn	Kazakhstan

36	Gold	Yunnan Copper Industry Co., Ltd.	China

37	Tantalum	Duoluoshan	China

38	Tantalum	Hi-Temp Specialty Metals Inc.	United States

39	Tin	An Vinh Joint Stock Mineral Processing Co.	Vietnam

40	Tin	CNMC (Guangxi) PGMA Co., Ltd.	China

41	Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil

42	Tin	Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Co.**	Vietnam

43	Tin	Estanho de Rondônia S.A.	Brazil

44	Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China

45	Tin	HuiChang Hill Tin Industry Co., Ltd. **	China

46	Tin	Jiangxi New Nanshan Technology Ltd.**	China

47	Tin	Modeltech Sdn Bhd	Malaysia

48	Tin	Nghe Tinh Non-Ferrous Metals Joint Stock Co.	Vietnam

49	Tin	PT Cipta Persada Mulia	Indonesia

50	Tin	PT Tirus Putra Mandiri	Indonesia

51	Tin	PT Wahana Perkit Jaya	Indonesia

52	Tin	Super Ligas	Brazil

53	Tin	Tuyen Quang Non-Ferrous Metals Joint Stock Co.	Vietnam

54	Tungsten	Dayu Jincheng Tungsten Industry Co., Ltd.	China

55	Tungsten	Dayu Weiliang Tungsten Co., Ltd.	China

56	Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China

57	Tungsten	Ganzhou Yatai Tungsten Co., Ltd.	China

58	Tungsten	Jiangxi Dayu Longxintai Tungsten Co., Ltd.	China

59	Tungsten	Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	China

* The smelter/refiner is believed to process conflict minerals solely from recycled or scrap sources. It is listed alongside smelters and refiners in this Annex to highlight its efforts to complete a Third Party Audit. Other smelters and refiners determined to be processing conflict minerals solely from recycled or scrap sources reported to be in Apple’s supply chain, which have not undergone a Third Party Audit or which are not seeking to participate in a Third Party Audit, are not listed.

** The smelter/refiner has changed its compliance or operational status since December 31, 2017.

*** The smelter/refiner is in the process of being removed.

Apple Inc. | 2017 Conflict Minerals Report | 28

Note: VQB Mineral and Trading Group JSC and Zhouzhou Cemented Carbide Group, Co., Ltd., which in prior periods were classified as smelters, were re-categorized in calendar year 2017 and, accordingly, are not included herein.

Note: Smelter and refiner facility names originate from information provided by the LBMA and/or the RMAP.

Apple Inc. | 2017 Conflict Minerals Report | 29

ANNEX III: Countries of Origin of Conflict Minerals

Argentina
Armenia
Australia
Austria
Azerbaijan
Benin
Bolivia
Bosnia Herzegovina
Botswana
Brazil
Bulgaria
Burkina Faso
Burundi*
Cambodia
Canada
Chile
China
Colombia
Côte D’Ivoire
Czech Republic
Democratic Republic of the Congo*
Denmark
Dominican Republic
Ecuador
Egypt
Eritrea
Ethiopia
Fiji
Finland
France
French Guiana
Gabon
Georgia
Germany
Ghana
Greece
Guatemala
Guinea

Guyana
Honduras
India
Indonesia
Ireland
Japan
Kazakhstan
Kenya
Kyrgyzstan
Laos
Liberia
Madagascar
Malaysia
Mali
Mauritania
Mexico
Mongolia
Morocco
Mozambique
Myanmar
Namibia
New Caledonia
New Zealand
Nicaragua
Niger
Nigeria
Norway
Panama
Papua New Guinea
Peru
Philippines
Poland
Portugal
Republic of Korea
Romania
Russia
Rwanda*
Saudi Arabia

Senegal
Serbia
Sierra Leone
Slovakia
Solomon Islands
South Africa
Spain
Suriname
Sweden
Switzerland
Taiwan
Tajikistan
Tanzania*
Thailand
Togo
Turkey
Uganda*
United Kingdom
United States
Uruguay
Uzbekistan
Venezuela
Vietnam
Zambia*
Zimbabwe

* The DRC or adjoining countries

Apple Inc. | 2017 Conflict Minerals Report | 30